August 5, 2019

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  Robert Babula, Staff Accountant

Re:	NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2018 Filed February 28, 2019 File No. 001-15891

Dear Mr. Babula:

We hereby respond to the comment made by the Staff in your letter dated July 22, 2019 related to the above referenced filing of NRG Energy, Inc. (the “Company”). Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comment, indicated in bold, and the Company’s response are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 15 – Investments Accounted for by the Equity Method and Variable Interest Entities
Variable Interest Entities, page 165

1.
We have read your response to comment 2.  Please explain to us in further detail how you concluded that operating the plant was no longer an activity which most significantly impacted the economics of Ivanpah.  Refer to ASC 810-10-25-38B.  Additionally, summarize for us the primary partner's involvement in and rights with regard to operating and capital design and deployment activities and how you concluded such rights were now substantive rather than participating in nature.  Please be detailed in your response.

At the inception of the Ivanpah projects in 2011, the Company identified plant operations related to the transmission of energy from the facilities to customers as the activities that most significantly impacted the economics of Ivanpah. Ivanpah has power purchase agreements (“PPAs”) to provide solar-generated electricity at a fixed price for terms extending 20 to 25 years. The PPAs contain provisions for contract quantity and guaranteed energy production that, if not met during any performance measurement period, could result in liquidated damages or an event of default of the PPAs, with cross defaults to the financing agreements. As such, the risks associated with Ivanpah’s activities are primarily related to:

•	production risk of the facilities meeting planned production and the guaranteed energy production amounts as prescribed under the long-term PPAs; and

•	operating risks associated with operating the plant in a cost-effective manner.

Ivanpah’s economic performance is directly tied to the operations of the plant, including running the plant and general maintenance of the facilities, and the Company performs these activities in its role as construction manager, asset manager and operations and maintenance provider for Ivanpah. Plant operating decisions were expected to be made by the Company in the ordinary course of business and approvals from the projects’ other partners were not expected to be substantive (e.g. approve agreed upon annual budgets based on pre-determined production and operations and maintenance schedules) given the nature of the solar facilities.

This expectation was based on the significant efforts made to test the technology of the facilities prior to the full build out of the projects. The initial budgets and expected production for the projects were determined based on that testing, as well as the Company’s experience in the development and management of solar projects. Given this approach, no substantive changes from the approved budget were anticipated and the Company expected to make the operating decisions in the ordinary course of business without substantive involvement from the projects’ other partners. As a result, the budgetary approval rights of the projects’ other partners were identified as Protective Rights as opposed to Substantive Participating Rights at the projects’ inception, and the activities that most significantly impacted Ivanpah’s economic performance were considered to be the operation and maintenance of the facilities, which were controlled by the Company.

After Ivanpah reached commercial operation in 2014, the projects experienced significant unforeseen operational issues, including multiple forced outages and higher than expected damage to the facilities due to various causes, and the Company determined that the risk and activities that most significantly impacted the economics of the projects had changed, and were now associated with operating and capital design and deployment. Per the Limited Liability Company Agreement governing Ivanpah, approval from 80% of the projects’ partners (a “Super Majority”) is required for the following actions:

•	spending in excess of 110% of the operating budget in a fiscal year;

•	amendments to the annual operating budgets;

•	changes to material agreements; and

•	certain other significant decisions.

As the Company cannot unilaterally control the decisions outlined above, the Company was required to seek approval for significant operating and capital budget variances, amendments and other changes on several occasions from 2015 through 2017, as well as subsequent to the deconsolidation of Ivanpah in 2018.

Specific examples of actions requiring approval from a Super Majority include:

February 2015	Budget variance related to the repair of a steam turbine generator
March 2015	Budget variance related to additional construction contractor costs
August 2015	Budget variance related to additional operations and maintenance costs
April 2016	Budget variance related to the repair of a failed steam turbine generator that caused a forced outage for approximately two and a half months
January 2017	Amending the PPAs with PG&E to provide, among other things, the ability to cure any failure to meet guaranteed energy production amounts through performance and liquidating damage provisions
June 2017	Budget variance related to performance improvement projects to increase the operating efficiency of the facilities’ technology in order to meet guaranteed energy production amounts and labor costs
May 2017 (post deconsolidation)
Budget variance related to repairing the facilities due to a significant hail storm that occurred in July 2018, which included making decisions to determine whether the facilities can perform at an acceptable capacity without further expenditures or inventory levels need to be increased to ensure that damaged materials can be replaced timely to maintain an appropriate level of efficiency at the facilities

In each case, approval was required from the projects’ other primary partner in order to proceed with the action. Such decisions involved significant deliberation and input from the projects’ other primary partner, which was not initially expected. Given the expectation that these activities would continue to be significant, the activities that most significantly impact the economic performance of Ivanpah were determined to have changed from the Company’s initial assessment. Specifically, the operating and capital decisions that will determine the nature and extent of performance enhancement programs, inventory management and capital repairs and maintenance have been determined to be the activities that will be most impactful going forward given the challenges experienced at the Ivanpah facilities and the unique nature of the technology.

In other words, the Company’s role as asset manager and operations and maintenance provider is now deemed to be that of an agent, given that the Company cannot unilaterally make the necessary operating and capital design and deployment decisions in its role as Ivanpah’s manager and the projects’ other primary partner is required to approve such decisions. As such, the rights of the projects’ other primary partner shifted from Protective Rights to Substantive Participating Rights that allow shared power to direct the activities that most significantly impact the economics of Ivanpah.

After concluding that a reconsideration event had occurred in 2018 following the changes to Ivanpah’s governing documents and the reduction of equity at risk as discussed in our previous letter to the Staff, the Company concluded that it no longer had control over the decision making of the projects and was no longer the primary beneficiary, as the power to direct these activities was shared.

We hope that the foregoing has been responsive to your comment and await the Staff’s response.  Please contact David Callen, Senior Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Senior Vice President and General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Brian Curci, Esq., Senior Vice President and General Counsel, NRG Energy, Inc. David Callen, Senior Vice President and Chief Accounting Officer, NRG Energy, Inc.

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